Visual Management Systems, Inc.

1000 Industrial Way North, Suite C

Toms River, New Jersey 08755

December 20, 2007

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attention:	Jill S. Davis
Jennifer O’Brien
Re:	Visual Management Systems, Inc.

Response Letter Dated October 26,2007

File No. 333-133936

Dear Ms. Davis and Ms. O’Brien:

We received your comment letter dated December 4, 2007, in reply to our response letter to you dated October 26, 2007. Please let this letter serve as the response of Visual Management Systems Inc. (“the Company”) to the comments set forth in the December 4, 2007 letter.

We note that throughout the letter you have referred to an entity called Wildon Technologies, Inc. For purposes of this response, we will presume that all references are to Wildon Productions, Inc. the former name of our corporation.

Pro Forma Consolidating Balance Sheet at February 28, 2007

We note that the Pro Forma Balance Sheet cited above is referenced to Form 8-K/A filed October 26, 2007; however, this filing contained the Pro Forma Balance Sheet for the period ended May 31, 2007. For purposes of this response, we will presume that the inquiries posed are in reference to the statements they reference, rather than the filing under which they are listed.

Comment:

“We note your disclosure that indicates that you believe that this transaction is a reverse merger. Please explain why you believe it is a reverse merger and should be accounted for at fair value rather than a recapitalization which is accounted for at historical cost.”

Response:

This is a transaction whereby private company shareholders gain control of a public company by merging it with their private company. The private company shareholders receive a substantial majority of the shares of the public company and control

Securities and Exchange Commission

December 18, 2007

of the board of directors. It is our belief that FAS 141 serves as the applicable guidance for this transaction.

Based on our interpretation of the standard, the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization.

This position has been adopted as a result of additional research done by us from the time of the filing through the date of your inquiry letter. As a result of this research, we anticipate filing an 8-K/A in order to appropriately set forth the pro forma financial statements in accordance with this guidance.

Comment:

“Explain in greater detail the nature of the pro forma adjustment to increase intangibles by $706,374 on the consolidating balance sheet.”

Response:

Based upon our enhanced understanding of the guidance underlying this transaction, this adjustment was made in error and will be corrected in an upcoming amended filing.

Comment:

“Please explain how the pro forma adjustments you recorded to determine pro forma equity reflects the following adjustments generally recorded under a recapitalization.”

Response:

Based upon our enhanced understanding of the guidance underlying this transaction, these adjustments were made in error and will be corrected in an upcoming amended filing.

Comment:

“Please explain the relevance of the fair value of the assets acquired and the liabilities assumed of Wildon Productions, Inc. given the treatment of the transaction between Wildon Productions, Inc. and Visual Management Systems Holding, Inc.”

Securities and Exchange Commission

December 18, 2007

Response:

There were no assets or liabilities of Wildon Productions, Inc. assumed as a result of this transaction and, therefore, there is no relevance to the fair value of the assets and liabilities that were not assumed. The footnote in question should not have been included in the filing and we anticipate filing an 8-K/A to amend this error.

Pro Forma Consolidating Balance Sheet at May 31, 2007

Comment:

“Please explain why the pro forma adjustments have not been included in the tabular presentation of the pro forma balance sheet.”

Response:

This was simply an oversight in the submission process. However, despite the innocence of this oversight, as a result of our response to the next comment, we intend to file an 8-K/A to correct other errors in the filing at which time it is our intention to remedy this omission.

Comment:

“Please explain the relevance of the fair value of the assets acquired and liabilities assumed of Wildon Productions, Inc. given the treatment of the transaction between Wildon Productions, Inc. and Visual Management Systems Holding, Inc. as a recapitalization.”

Response:

There were no assets or liabilities of Wildon Technologies, Inc. assumed as a result of this transaction and, therefore, there is no relevance to the fair value of the assets and liabilities that were not assumed. The footnote in question should not have been included in the filing and we anticipate filing an 8-K/A to amend this error.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Comment:

“You state that there were no ‘significant changes’ in your internal control over financial reporting. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has ‘materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over

Securities and Exchange Commission

December 18, 2007

financial reporting.’ See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please review your disclosure and revise as appropriate.”

Response:

The use of the word “significant” was an inappropriate choice, as we do disclose any changes in our internal control over financial reporting in compliance with and as required by paragraph (d) of Exchange Act Rule 15d-15. We would request that you not require an amendment to this filing to omit this one word in anticipation of our use of appropriate language on a go forward basis.

We intend to promptly file with the Commission all necessary documents to accurately reflect the statements we have made in this letter. If you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (732) 281-1355.

Very truly yours,
VISUAL MANAGEMENT SYSTEMS, INC.
By: /s/ Howard Herman
Name:	Howard Herman
Title:	Chief Financial Officer

/db

cc:	Brad Muniz
Justin O’Horo
Philip D. Forlenza, Esq.